NEWS RELEASE

XSTRATA OFFER FOR WMC RESOURCES
BIDDER'S STATEMENT LODGED WITH ASIC

Zug, 30 November 2004

Xstrata's Offer Document and Bidder's Statement for the proposed acquisition of WMC Resources Limited (WMC) has today been lodged with the Australian Securities and Investments Commission (ASIC). The document has also been sent to WMC and the Australian Stock Exchange. The Bidder's Statement sets out Xstrata's Offer of AUD6.35 per share in cash in detail and highlights a number of issues WMC shareholders should consider in deciding whether to accept the Offer.

Issues highlighted in Xstrata's Bidder Statement include the following:

•	Xstrata's Offer is the only offer made publicly to shareholders since the demerger in 2002. In the absence of Xstrata's Offer, there is a real risk that WMC's share price will again trade at a substantial discount to the Offer price. The Offer is at a significant premium of 29.1% over pre-speculation market prices and is 29.3% higher than the volume weighted average WMC share price over the last 6 months;

•	By accepting Xstrata's Offer, shareholders will realize an immediate and certain cash value for each of their WMC shares. For WMC to deliver sustainable value to shareholders at a level approaching Xstrata's Offer price, a dramatic improvement would be required in the reliability and performance of its assets;

•	The Offer is made during a period of historically high commodity prices. However, there is no certainty that commodity prices will remain at these high levels into the future and should they fall, the market price for WMC shares will be adversely affected, raising the prospect of takeover offers for WMC at potentially significantly lower prices than Xstrata's Offer price;

•	Xstrata's Offer removes a number of risks for WMC shareholders including the significant risks associated with the development and financing of the expansion of Olympic Dam. In particular, shareholders should note that the increased resource recently announced for Olympic Dam does not indicate that the additional ore can be mined economically or profitably, and significant risks remain associated with the proposed expansion of this asset.

Xstrata Chief Executive Mick Davis commented:

"Xstrata's Offer values WMC at around AUD7.4 billion - AUD1.7 billion above the market value of WMC before speculation about our Offer. This represents a significant premium to WMC's historic share price of around AUD5.00 and offers WMC shareholders an attractive cash value for their shares. I am delighted that shareholders now have the opportunity to consider the Offer directly.

"Our Bidder's Statement provides shareholders with the information they need about our Offer to make an informed decision. This Offer delivers certain value today at a premium to underlying value and should be considered against the risks inherent in remaining a WMC shareholder. These include the risk that in the absence of an offer for the company,WMC's share price will again trade at a sharp discount to the Offer price, the significant risks associated with the proposed expansion of Olympic Dam and the uncertainty surrounding the company's ability to operate its assets efficiently and to generate industry-leading returns for shareholders on a standalone basis.

"Amongst the major diversified mining companies, the acquisition of WMC is only transforming for Xstrata. As such, the usual test of this opportunity against the value of our internal growth projects did not apply, as it would if the acquisition were merely incremental. Xstrata's Offer reflects the transformational nature of the combination of the two companies, which also underpins our decision to make our Offer to WMC shareholders notwithstanding the current strong commodity price environment.

"Xstrata is already a committed long term investor in Australia, with over 50 per cent of the Group's net assets in Australia and some 8,400 Australian employees. If we are successful in our bid to combine Xstrata and WMC, I believe that the resultant enlarged group will create a world-class global mining group with increased stability and certainty for employees, local communities and customers of both companies in an increasingly consolidated global resources industry. The enlarged group will be in a better position to compete and, importantly, to finance and manage the significant growth projects within both businesses than either company would be on a standalone basis. Equally, I believe that Xstrata's Offer is the best available to WMC shareholders and I encourage them to consider our Offer and to accept."

The Bidder's Statement is expected to be posted to WMC shareholders by Friday 24 December 2004 and Xstrata's Offer is expected to close on 28 January 2005, unless extended. WMC shareholders who require further information about the Offer should call Xstrata's WMC shareholder information helpline on 1300 302 128, or on +61 2 9240 7466 from outside Australia. The Bidder's Statement is available from Xstrata's website at www.xstrata.com.

ends

Xstrata contacts

Marc Gonsalves		Gabrielle Notley
Telephone	+44 20 7968 2812	John Connolly & Partners
Mobile	+44 7775 662 348	Telephone	+61 2 9232 1033
Email	mgonsalves@Xstrata.com
Claire Bithell		Michael Oke
Telephone	+44 20 7968 2871	Aura Financial
Mobile	+44 7785 964 340	Telephone	+44 20 7321 0033
Email	cbithell@Xstrata.com	Mobile	+44 7834 368 299
Justine Winn		Sue Sara
Telephone	+61 2 9253 6748	Telephone	+61 7 3295 7535
Mobile	+61 416 196 403	Mobile	+61 411 206 090
Email	jwinn@xstratacoal.com	Email	suesara@xstrata.com.au